ICIM Services
Partners in Risk Management

August 3, 2011

Mr. Loren Kix
Senior Vice President
Cornerstone Capital Management, Inc.
7101 West 78th Street, Suite 201
Bloomington, MN 55439

Re:	Cornerstone Capital Management, Inc. (“Cornerstone”) ICI Mutual Blanket Bond Coverage No. 06743110B (“Bond”) ICI Mutual D&O/E&O Liability Insurance Policy No. 06743110D (“Policy”)

Dear Loren:

At your request, we are extending the above referenced policies to September 1, 2011.  We will issue the Rider and Endorsement extending coverage after receipt of payment of the Total Amount Due.

Bond No. 06743110B Extension from 8/7/11 to 9/1/11
Additional Premium	$ 374.00
2% Minnesota Tax	$ 7.00
Policy No. 06743110D Extension from 8/3/11 to 9/1/11
Additional Premium	$ 3,910.00
2% Minnesota Tax	$ 78.00
TOTAL AMOUNT DUE	$ 4,369.00

Please execute the following to confirm your acceptance of this extension.

Authorized Representative:
Title:
Date:

If you are interested in accepting this extension, please send this executed confirmation to Swenitha Nalli at ICI Mutual by: (a) FAX: 202/682-2425, (b) E-Mail: nalli@icimutual.com or (c) Mail: ICI Mutual 1401 H Street, NW, Suite 1000, Washington, DC 20005.  Within 30 days of acceptance, please send payment of the total due by either,

1401 H Street, NW ● Washington, DC 20005 ● 800-643-4246 ● Fax: 202/682-2425

August 3, 2011
Mr. Kix

(a)	sending a check to the following:
ICI Mutual
P.O. Box 1911
Brattleboro, VT 05302 - 1911; or

(b)	wiring funds directly to:
Receiving Bank ABA/Routing Number: 221172186
Receiving Bank Name: People's United Bank
Receiving Bank Address: Bridgeport, CT
Beneficiary Account Number: 0399008751
Beneficiary Name: ICI Mutual Insurance Company

Should you have any questions, please do not hesitate to call.

Sincerely,

/s/ Swenitha Nalli

Swenitha Nalli
Underwriting Analyst